SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________
Amendment No. 3 to
Schedule TO
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
__________________________
Expedia, Inc.
(Name of Subject Company (Issuer))
Expedia, Inc. (Issuer)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))
Common Stock, Par Value $.001 Per Share
(Title of Class of Securities)
30212P105
(CUSIP Number of Class of Securities)
Burke F. Norton, Esq.
Executive Vice President, General Counsel and Secretary
Expedia, Inc.
3150 139th Avenue S.E.
Bellevue, WA 98005
Telephone: (425) 679-7200
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
Pamela S. Seymon, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$660,000,000	$70,620

*	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 30,000,000 outstanding shares of common stock, par value $.001 per share, are being purchased at the maximum possible tender offer price of $22.00 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, equals $107.00 per million of the value of the transaction.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $70,620	Filing Party: Expedia, Inc.
Form or Registration No.: Schedule TO	Date Filed: December 11, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Amendment No. 3 to Schedule TO
This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on December 11, 2006, as amended by Amendment No. 1 to Schedule TO filed with the Securities and Exchange Commission on December 14, 2006 and as further amended by Amendment No. 2 to Schedule TO filed with the Securities and Exchange Commission on December 21, 2006 (as amended, the “Schedule TO”), by Expedia, Inc., a Delaware corporation (“Expedia”), relating to the offer to purchase up to 30,000,000 shares of its common stock, par value $.001 per share (the “Shares”), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price determined by Expedia between $18.50 and $22.00 per Share, net to the seller in cash, without interest, on the terms and subject to the conditions set forth in an Offer to Purchase, dated December 11, 2006, and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”). This Amendment No. 3 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.
The information in the Offer is incorporated in this Amendment No. 3 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
ITEMS 1 THROUGH 11.
Items 1 through 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase and the Letter of Transmittal, copies of which were filed with the original Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) respectively, are hereby amended as follows.
The following sentence is added at the end of the last paragraph of Section 9 (Source and Amount of Funds) on page 19 of the of the Offer to Purchase: “On December 21, 2006, effective as of December 18, 2006, we entered into Amendment No. 2 to the Credit Agreement providing for a lowered consolidated net worth requirement.” A copy of Amendment No. 2 to the Credit Agreement is filed herewith as Exhibit (b)(3) to the Schedule TO.
ITEM 12.
Item 12 of the Schedule TO is hereby amended to read in its entirety as follows:

(a)(1)(A)	Offer to Purchase, dated December 11, 2006*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Notice of Guaranteed Delivery*

(a)(1)(D)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated December 11, 2006*

(a)(1)(E)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated December 11, 2006*

(a)(1)(F)	Letter from the Trustee of the Expedia Retirement Savings Plan to plan participants dated December 11, 2006*

(a)(1)(G)	Direction Form for participants in the Expedia Retirement Savings Plan*

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Summary Advertisement, dated December 11, 2006*

(a)(5)(B)	Letter from Dara Khosrowshahi, Chief Executive Officer of Expedia, Inc., to stockholders of Expedia, Inc., dated December 11, 2006*

(a)(5)(C)	Press release, dated December 8, 2006*

(a)(5)(D)	Employee Frequently Asked Questions Regarding the Tender Offer*

(a)(5)(E)	Email to Employees*

(a)(5)(F)	Letter from Burke F. Norton, Executive Vice President, General Counsel and Secretary of Expedia, Inc., to Warrant and Series A Cumulative Convertible Preferred Stock Holders*

(b)(1)	Credit Agreement dated as of July 8, 2005, among Expedia, Inc., a Delaware corporation, Expedia, Inc., a Washington corporation, Travelscape, Inc., a Nevada corporation, Hotels.com, a Delaware corporation, and Hotwire, Inc., a Delaware corporation, as Borrowers; the Lenders party thereto; Bank of America, N.A., as Syndication Agent; Wachovia Bank, N.A. and The Royal Bank of Scotland PLC, as Co-Documentation Agents; JPMorgan Chase Bank, N.A., as Administrative Agent; and J.P. Morgan Europe Limited, as London Agent(1)

(b)(2)	First Amendment, dated as of December 7, 2006, to the Credit Agreement dated as of July 8, 2005, among Expedia, Inc., a Delaware corporation; Expedia, Inc., a Washington corporation; Travelscape LLC, a Nevada limited liability company; Hotels.com, a Delaware corporation; Hotwire, Inc., a Delaware corporation; the other Borrowing Subsidiaries from time to time party thereto; the Lenders from time to time party thereto; JPMorgan Chase Bank, N.A., as Administrative Agent; and J.P. Morgan Europe Limited, as London Agent*

(b)(3)	Second Amendment, dated as of December 18, 2006, to the Credit Agreement dated as of July 8, 2005, among Expedia, Inc., a Delaware corporation; Expedia, Inc., a Washington corporation; Travelscape LLC, a Nevada limited liability company; Hotels.com, a Delaware corporation; Hotwire, Inc., a Delaware corporation; the other Borrowing Subsidiaries from time to time party thereto; the Lenders from time to time party thereto; JPMorgan Chase Bank, N.A., as Administrative Agent; and J.P. Morgan Europe Limited, as London Agent**

(d)(1)	Expedia, Inc. Non-Employee Director Deferred Compensation Plan(2)

(d)(2)	Expedia, Inc. 2005 Stock and Annual Incentive Plan(3)

(d)(3)	Summary of Expedia Non-Employee Director Compensation Arrangements(2)

(d)(4)	Stockholders Agreement between Liberty Media Corporation and Barry Diller, dated as of August 9, 2005(4)

(d)(5)	Governance Agreement, by and among Expedia, Inc., Liberty Media Corporation and Barry Diller, dated as of August 9, 2005(4)

(d)(6)	Separation Agreement, dated as of August 9, 2005, by and between IAC/InterActiveCorp and Expedia, Inc.(4)

(d)(7)	Tax Sharing Agreement dated as of August 9, 2005, by and between IAC/InterActiveCorp and Expedia, Inc.(4)

(d)(8)	Form of Expedia, Inc. Restricted Stock Unit Agreement (directors)(4)

(d)(9)	Expedia Executive Deferred Compensation Plan, effective as of August 9, 2005(5)

(d)(10)	Expedia, Inc. Restricted Stock Unit Agreement between Expedia, Inc. and Dara Khosrowshahi, dated as of March 7, 2006(6)

(d)(11)	Employment Agreement by and between Michael Adler and Expedia, Inc., effective as of May 16, 2006(7)

(d)(12)	Expedia, Inc. Restricted Stock Unit Agreement between Expedia, Inc. and Michael B. Adler, effective as of May 16, 2006(7)

(d)(13)	Employment Agreement by and between Burke Norton and Expedia, Inc., effective October 25, 2006(7)

(d)(14)	Expedia, Inc. Restricted Stock Unit Agreement (First Agreement) between Expedia, Inc. and Burke Norton, dated as of October 25, 2006(7)

(d)(15)	Expedia, Inc. Restricted Stock Unit Agreement (Second Agreement) between Expedia, Inc. and Burke Norton, dated as of October 25, 2006(7)

(d)(16)	Form of Expedia, Inc. Restricted Stock Unit Agreement (domestic employees)(7)

(d)(17)	Equity Warrant Agreement for Warrants to Purchase up to 14,590,514 Shares of Common Stock expiring February 4, 2009, between Expedia, Inc. and The Bank of New York, as Equity Warrant Agent, dated as of August 9, 2005(8)

(d)(18)	Stockholder Equity Warrant Agreement for Warrants to Purchase up to 11,450,182 Shares of Common Stock, between Expedia, Inc. and Mellon Investor Services LLC, as Equity Warrant Agent, dated as of August 9, 2005(8)

(d)(19)	Optionholder Equity Warrant Agreement for Warrants to Purchase up to 1,558,651 Shares of Common Stock, between Expedia, Inc. and Mellon Investor Services LLC, as Equity Warrant Agent, dated as of August 9, 2005(8)

(d)(20)	Indenture, dated as of August 21, 2006, among Expedia, Inc., as Issuer, the Subsidiary Guarantors from time to time parties thereto, and The Bank of New York Trust Company, N.A., as Trustee, relating to Expedia, Inc.’s 7.456% Senior Notes due 2018 (7)

(d)(21)	Registration Rights Agreement dated August 21, 2006 by and among Expedia, Inc., the Subsidiary Guarantors listed therein, and J.P. Morgan Securities Inc. and Lehman Brothers Inc., as representatives of the initial purchasers of Expedia, Inc.’s 7.456% Senior Notes due 2018(7)

(d)(22)	Expedia Retirement Savings Plan *

(d)(23)	Trust Agreement between Expedia, Inc. and Fidelity Management Trust Company, dated as of August 15, 2005, relating to the Expedia Retirement Savings Plan*

(g)	Not applicable

(h)	Not applicable

*	Previously filed

**	Filed herewith

(1)	Incorporated by reference to Expedia, Inc.’s Current Report on Form 8-K filed on July 14, 2005

(2)	Incorporated by reference to Expedia, Inc.’s Registration Statement on Form S-4/A (File No. 333-124303-01) filed on June 13, 2005

(3)	Incorporated by reference to Expedia, Inc.’s Registration Statement on Form S-8 (File No. 333-127324) filed on August 9, 2005

(4)	Incorporated by reference to Expedia, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005

(5)	Incorporated by reference to Expedia, Inc.’s Current Report on Form 8-K filed on December 20, 2005

(6)	Incorporated by reference to Expedia, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005

(7)	Incorporated by reference to Expedia, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006

(8)	Incorporated by reference to Expedia, Inc.’s Registration Statement on Form 8-A/A filed on August 22, 2005

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Expedia, Inc.
By:	/s/ Burke F. Norton
Name:	Burke F. Norton
Title:	Executive Vice President, General Counsel and Secretary

Dated: December 22, 2006

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated December 11, 2006*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Notice of Guaranteed Delivery*

(a)(1)(D)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated December 11, 2006*

(a)(1)(E)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated December 11, 2006*

(a)(1)(F)	Letter from the Trustee of the Expedia Retirement Savings Plan to plan participants dated December 11, 2006*

(a)(1)(G)	Direction Form for participants in the Expedia Retirement Savings Plan*

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Summary Advertisement, dated December 11, 2006*

(a)(5)(B)	Letter from Dara Khosrowshahi, Chief Executive Officer of Expedia, Inc., to stockholders of Expedia, Inc., dated December 11, 2006*

(a)(5)(C)	Press release, dated December 8, 2006*

(a)(5)(D)	Employee Frequently Asked Questions Regarding the Tender Offer*

(a)(5)(E)	Email to Employees*

(a)(5)(F)	Letter from Burke F. Norton, Executive Vice President, General Counsel and Secretary of Expedia, Inc., to Warrant and Series A Cumulative Convertible Preferred Stock Holders*

(b)(1)	Credit Agreement dated as of July 8, 2005, among Expedia, Inc., a Delaware corporation, Expedia, Inc., a Washington corporation, Travelscape, Inc., a Nevada corporation, Hotels.com, a Delaware corporation, and Hotwire, Inc., a Delaware corporation, as Borrowers; the Lenders party thereto; Bank of America, N.A., as Syndication Agent; Wachovia Bank, N.A. and The Royal Bank of Scotland PLC, as Co-Documentation Agents; JPMorgan Chase Bank, N.A., as Administrative Agent; and J.P. Morgan Europe Limited, as London Agent(1)

(b)(2)	First Amendment, dated as of December 7, 2006, to the Credit Agreement dated as of July 8, 2005, among Expedia, Inc., a Delaware corporation; Expedia, Inc., a Washington corporation; Travelscape LLC, a Nevada limited liability company; Hotels.com, a Delaware corporation; Hotwire, Inc., a Delaware corporation; the other Borrowing Subsidiaries from time to time party thereto; the Lenders from time to time party thereto; JPMorgan Chase Bank, N.A., as Administrative Agent; and J.P. Morgan Europe Limited, as London Agent*

(b)(3)	Second Amendment, dated as of December 18, 2006, to the Credit Agreement dated as of July 8, 2005, among Expedia, Inc., a Delaware corporation; Expedia, Inc., a Washington corporation; Travelscape LLC, a Nevada limited liability company; Hotels.com, a Delaware corporation; Hotwire, Inc., a Delaware corporation; the other Borrowing Subsidiaries from time to time party thereto; the Lenders from time to time party thereto; JPMorgan Chase Bank, N.A., as Administrative Agent; and J.P. Morgan Europe Limited, as London Agent**

(d)(1)	Expedia, Inc. Non-Employee Director Deferred Compensation Plan(2)

(d)(2)	Expedia, Inc. 2005 Stock and Annual Incentive Plan(3)

(d)(3)	Summary of Expedia Non-Employee Director Compensation Arrangements(2)

(d)(4)	Stockholders Agreement between Liberty Media Corporation and Barry Diller, dated as of August 9, 2005(4)

(d)(5)	Governance Agreement, by and among Expedia, Inc., Liberty Media Corporation and Barry Diller, dated as of August 9, 2005(4)

(d)(6)	Separation Agreement, dated as of August 9, 2005, by and between IAC/InterActiveCorp and Expedia, Inc.(4)

(d)(7)	Tax Sharing Agreement dated as of August 9, 2005, by and between IAC/InterActiveCorp and Expedia, Inc.(4)

(d)(8)	Form of Expedia, Inc. Restricted Stock Unit Agreement (directors)(4)

(d)(9)	Expedia Executive Deferred Compensation Plan, effective as of August 9, 2005(5)

(d)(10)	Expedia, Inc. Restricted Stock Unit Agreement between Expedia, Inc. and Dara Khosrowshahi, dated as of March 7, 2006(6)

(d)(11)	Employment Agreement by and between Michael Adler and Expedia, Inc., effective as of May 16, 2006(7)

(d)(12)	Expedia, Inc. Restricted Stock Unit Agreement between Expedia, Inc. and Michael B. Adler, effective as of May 16, 2006(7)

(d)(13)	Employment Agreement by and between Burke Norton and Expedia, Inc., effective October 25, 2006(7)

(d)(14)	Expedia, Inc. Restricted Stock Unit Agreement (First Agreement) between Expedia, Inc. and Burke Norton, dated as of October 25, 2006(7)

(d)(15)	Expedia, Inc. Restricted Stock Unit Agreement (Second Agreement) between Expedia, Inc. and Burke Norton, dated as of October 25, 2006(7)

(d)(16)	Form of Expedia, Inc. Restricted Stock Unit Agreement (domestic employees)(7)

(d)(17)	Equity Warrant Agreement for Warrants to Purchase up to 14,590,514 Shares of Common Stock expiring February 4, 2009, between Expedia, Inc. and The Bank of New York, as Equity Warrant Agent, dated as of August 9, 2005(8)

(d)(18)	Stockholder Equity Warrant Agreement for Warrants to Purchase up to 11,450,182 Shares of Common Stock, between Expedia, Inc. and Mellon Investor Services LLC, as Equity Warrant Agent, dated as of August 9, 2005(8)

(d)(19)	Optionholder Equity Warrant Agreement for Warrants to Purchase up to 1,558,651 Shares of Common Stock, between Expedia, Inc. and Mellon Investor Services LLC, as Equity Warrant Agent, dated as of August 9, 2005(8)

(d)(20)	Indenture, dated as of August 21, 2006, among Expedia, Inc., as Issuer, the Subsidiary Guarantors from time to time parties thereto, and The Bank of New York Trust Company, N.A., as Trustee, relating to Expedia, Inc.’s 7.456% Senior Notes due 2018 (7)

(d)(21)	Registration Rights Agreement dated August 21, 2006 by and among Expedia, Inc., the Subsidiary Guarantors listed therein, and J.P. Morgan Securities Inc. and Lehman Brothers Inc., as representatives of the initial purchasers of Expedia, Inc.’s 7.456% Senior Notes due 2018(7)

(d)(22)	Expedia Retirement Savings Plan *

(d)(23)	Trust Agreement between Expedia, Inc. and Fidelity Management Trust Company, dated as of August 15, 2005, relating to the Expedia Retirement Savings Plan*

(g)	Not applicable

(h)	Not applicable

*	Previously filed

**	Filed herewith

(1)	Incorporated by reference to Expedia, Inc.’s Current Report on Form 8-K filed on July 14, 2005

(2)	Incorporated by reference to Expedia, Inc.’s Registration Statement on Form S-4/A (File No. 333-124303-01) filed on June 13, 2005

(3)	Incorporated by reference to Expedia, Inc.’s Registration Statement on Form S-8 (File No. 333-127324) filed on August 9, 2005

(4)	Incorporated by reference to Expedia, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005

(5)	Incorporated by reference to Expedia, Inc.’s Current Report on Form 8-K filed on December 20, 2005

(6)	Incorporated by reference to Expedia, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005

(7)	Incorporated by reference to Expedia, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006

(8)	Incorporated by reference to Expedia, Inc.’s Registration Statement on Form 8-A/A filed on August 22, 2005